[DraftKings Inc. Letterhead]

October 5, 2020

Via EDGAR

Securities and Exchange Commission,
Division of Corporation Finance,
100 F. Street, N.E.,
Washington, D.C. 20549.

Attention: Katherine Bagley

Re:	Acceleration Request for DraftKings Inc. Registration Statement on Form S-1 (File No. 333-249299)

Dear Ms. Bagley:

Pursuant to Rule 461 of the General Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended (the “Securities Act”), DraftKings Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-1, Registration Number 333-249299 (the “Registration Statement”), be accelerated so that the Registration Statement will become effective at 5:30 p.m., Eastern Daylight Savings Time, on October 6, 2020, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act, please be advised that we have not yet effected any distribution of a preliminary prospectus related to the offering as of the date hereof, but we intend to do so upon effectiveness to prospective underwriters, dealers, institutional investors and others.

Please contact Scott D. Miller of Sullivan & Cromwell LLP via telephone on (212) 558-3109 or via e-mail (millersc@sullcrom.com) with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ R. Stanton Dodge
Name:	R. Stanton Dodge
Title:	Chief Legal Officer and Secretary

cc:	Faisal Hasan

(DraftKings Inc.)

Scott D. Miller

(Sullivan & Cromwell LLP)